EXHIBIT 99.1

News Release



Contact: Investor Relations
Phone: (713) 324-4755
Email: xjtinvestor@expressjet.com

EXPRESSJET REPORTS JANUARY 2006 PERFORMANCE

HOUSTON, Feb 1, 2006 – ExpressJet Holdings (NYSE: XJT) today announced increased traffic and capacity in January 2006 for its Continental Express operating fleet.

During the month, ExpressJet revenue passenger miles (RPMs) totaled 733 million, up 18.6 percent over January 2005, and available seat miles (ASMs) increased by 12.5 percent compared with January 2005. ExpressJet's January load factor was 72.7 percent, a 3.7 point increase over January 2005. The company flew 69,479 block hours, compared with 62,400 block hours in January 2005, and operated 37,743 departures, versus 33,741 departures in January 2005.

Also in January 2006, ExpressJet operated at a 99.9 percent controllable completion factor and had eight days with a 100 percent controllable completion factor, which excludes cancellations due to weather and air traffic control. ExpressJet had a total completion factor of 98.5 percent during the month. In January 2005, ExpressJet's controllable completion factor was 99.9 percent and its total completion factor was 97.2 percent.

During the month, ExpressJet accepted delivery of one 50-seat Embraer ERJ-145XR aircraft, bringing the company's total operating fleet to 267 jets.

ExpressJet Holdings has strategic investments in the air transportation sector, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines operates a fleet of Embraer regional jets as Continental Express to 152 destinations in the United States, Canada, Mexico, Central America and the Caribbean, and provides third-party training through its Training Services division. ExpressJet Services, LLC provides third-party repair services. The company is the sole stockholder of these subsidiaries and also invests in other entities that permit it to leverage the management experience, efficiencies and economies of scale present in its subsidiaries. For more information, visit expressjet.com.

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PRELIMINARY TRAFFIC RESULTS

January	2006	2005	Change
Revenue Passenger Miles (000)	732,999	618,093	18.6 Percent
Available Seat Miles (000)	1,007,696	895,614	12.5 Percent
Passenger Load Factor	72.7 Percent	69.0 Percent	3.7 Points
Block Hours	69,479	62,400	11.3 Percent
Departures	37,743	33,741	11.9 Percent

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